VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington. D.C. 20549
Attn:  Ernest Greene, Division of Corporation Finance

Re:           Form 10-K for Fiscal Year Ended November 30, 2008
Form 10-Q for Fiscal Quarter Ended February 28, 2009
Definitive Proxy Statement filed March 2, 2009
File No. 1-01520

Ladies and Gentlemen:

We received your letter dated April 1, 2009 including comments of the staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) relating to the above-referenced Exchange Act Report of GenCorp Inc. (“the Company”).  For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

The Company confirms that it will address each comment, if applicable, in all future filings, including interim filings.

Item 1.Business, page 1

2.
We note your statements in the first and third sentences in the third italicized introductory paragraph on page 1 that qualify and limit your subsequent risk factor disclosure. We further note that the introductory language to your risk factor disclosure on page 13 references these qualifying and limiting statements. In filings containing risk factor disclosure, please refrain from using such qualifying or limiting statements. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. As you note on page 13, your risk factor disclosure is intended to address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

In accordance with the Staff’s comment, the Company will refrain from using qualifying and limiting statements in filings related to its risk factors.  The revised disclosure for future filings is presented below:

Unless otherwise indicated or required by the context, as used in this Annual Report on Form 10-K, the terms “we,” “our,” and “us” refer to GenCorp Inc. and all of its subsidiaries that are consolidated in conformity with accounting principles generally accepted in the United States of America.

Securities and Exchange Commission
April 28, 2009

Certain information contained in this Annual Report on Form 10-K should be considered “forward-looking statements” as defined by Section 21E of the Private Securities Litigation Reform Act of 1995. All statements in this report other than historical information may be deemed forward-looking statements. These statements present (without limitation) the expectations, beliefs, plans, and objectives of management and future financial performance and assumptions underlying, or judgments concerning, the matters discussed in the statements. The words “believe,” “estimate,” “anticipate,” “project” and “expect,” and similar expressions, are intended to identify forward-looking statements. Forward-looking statements involve certain risks, estimates, assumptions, and uncertainties, including with respect to future sales and activity levels, cash flows, contract performance, the outcome of litigation and contingencies, environmental remediation, availability of capital, and anticipated costs of capital. A variety of factors could cause actual results or outcomes to differ materially from those expected and expressed in our forward-looking statements. Some important risk factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements are described in the section “Risk Factors” in Item 1A of this Report.   Additional risk factors may be described from time to time in our future filings with the Securities and Exchange Commission (“SEC”).

Item 1A. Risk Factors, page 13
“Economic conditions could materially adversely affect our ability to refinance our debt…,” page 14

3.	Please disclose the results of efforts to amend your credit facilities.

The Company advises the Staff that the Company requested an amendment to its $280.0 million senior credit facility (“Senior Credit Facility”) in July 2008 in order to, among other things, allow the Company to make a registered rescission offer to eligible participants in the Company’s 401(k) plan (refer to Note 8 in the audited financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2008).  The lenders responded by requesting additional changes to the terms and conditions of the Senior Credit Facility.  The Company decided not to accept the lenders’ offer since intervening developments made it apparent that the Company would require additional changes to the Senior Credit Facility regarding the repurchase and/or refinancing of the Company’s 4% Contingent Convertible Subordinated Notes (“4% Notes”).  With the assistance of the Company’s financial advisors, the Company is currently evaluating its options for the 4% Notes and is in discussion with the agent of its Senior Credit Facility in order to revise the amendment request to take these additional changes into consideration.

The Company advises the Staff that it will disclose the above in future filings and any significant changes to the status of the Company’s refinancing efforts.

“We are obligated to comply with financial and other covenants…,” page 14

4.
Please disclose in this or any successor risk factor addressing your debt covenants your then current compliance with such covenants. In doing so, please specifically address the risks associated with any defaults or default waivers.

In accordance with the Staff’s comment, the Company will indicate in future filings the current compliance of its debt covenants in its risk factors.

The revised disclosure is presented below:

We are obligated to comply with financial and other covenants outlined in our debt indentures and agreements that could restrict our operating activities. The failure to comply could result in a default under the Senior Credit Facility which would, if not waived by the lenders, accelerate the payment of our debt.  A payment default under the Senior Credit Facility could result in cross defaults on the 4% Notes, 2¼ Debentures, and 9½ Notes.

Our debt instruments generally contain various restrictive covenants which include, among others, provisions restricting our ability to:

• access the full amount of our revolving credit facility and/or incur additional debt;

• enter into certain leases;

• make certain distributions, investments, and other restricted payments;

Securities and Exchange Commission
April 28, 2009

• limit the ability of restricted subsidiaries to make payments to us;

• enter into transactions with affiliates;

• create certain liens;

• purchase assets or businesses;

• sell assets and if sold,

• retain excess cash flow from operations and asset sale proceeds; and

• consolidate, merge or sell all or substantially all of our assets.

Our secured debt also contains other customary covenants, including, among others, provisions:

• relating to the maintenance of the property securing the debt; and

• restricting our ability to pledge assets or create other liens.

In addition, certain covenants in our bank facilities require the Company to maintain certain financial ratios, one of which becomes more restrictive over time.

Based on our existing debt agreements, we were in compliance with our financial and non-financial covenants as of November 30, 2008.  Any of the covenants described in this risk factor may restrict our operations and our ability to pursue potentially advantageous business opportunities. Our failure to comply with these covenants could also result in an event of default that, if not cured or waived, could result in the acceleration of the Senior Credit Facility, 4% Notes, 2¼ Debentures, and 9½ Notes.  In addition, our failure to pay principal when due is an immediate default under the Senior Credit Facility, and in certain cases, causes cross defaults on the 4% Notes, 2¼ Debentures, and 9½ Notes. Our indebtedness under the Senior Credit facility is secured by substantially all of our assets, leaving us with limited collateral for additional financing.

“Our pension plan is currently underfunded…,” page 15

5.	Please disclose any specific increase in your pension plan funding ratios and the consequences of any such increase.

The Company advises the Staff that at November 30, 2008, the estimated funded ratio for the Company’s defined benefit pension plan was 95%, which was above the 92% ratio required under the Pension Protection Act of 2006 (“PPA”), as amended in 2008.  The estimated funded ratio uses an estimate of the actuarial calculation of the Company’s pension liabilities.  Additionally, the asset values used for the November 30, 2008 funded ratio estimate used actual market values, whereas the law and relevant regulations allow several options for calculating asset values.  The Company has not yet determined its measurement methodology for pension assets under the PPA.  The final calculated PPA funded ratio as of November 30, 2008 is expected to be completed in the second half of 2009. Under the current law, the required ratio to be met as of the Company’s November 30, 2009 measurement date is 94%.

The Company advises the Staff that it will disclose in its future filings the funded ratio under the Pension Protection Act of 2006 and related consequences once the calculation is completed.

Securities and Exchange Commission
April 28, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 31

6.	Please expand/revise your discussion under results of operations for all periods to:

•
Discuss with quantification the extent to which material decreases in sales revenue are attributable to changes in prices, volume or amount of space and defense programs and/ or commencement of new projects or programs. For example, you explain on page 34 that the decrease in Aerospace and Defense sales reflected decreases in various programs, including the Titan program, partially offset by the additional week of net sales of $19.1 million in fiscal 2008 without quantification;

•
Discuss with quantification the reasons for the significant decrease in SG&A for all periods presented. Please describe any unusual or infrequent events, significant economic changes, and significant components of revenue and expenses that have impacted your SG&A; and

•
Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in corporate and other expenses was primarily related to the reversal of previously recognized stock-based compensation due to lower fair value of the stock appreciation rights, partially offset by higher charges for estimated future environmental remediation obligations in fiscal 2008, but you do not quantify either item.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

In accordance with the Staff’s comment, the Company will provide quantification of amounts and further clarification of its MD&A in future filings.

A revised disclosure of the items requested is presented below:

Sales Revenue:

Aerojet reports its fiscal year sales and income under a 52/53 week accounting convention. Fiscal 2008 was a 53 week year with the extra week accounted for in the first quarter of fiscal 2008, or one more week than as reported in fiscal 2007. Sales of $725.5 million for fiscal 2008 decreased from $739.1 million in fiscal 2007 primarily due to a $31.1 million decrease in sales in the Titan program due to the contract close-out activities in fiscal 2007, which was partially offset by the additional week of net sales of $19.1 million in fiscal 2008.

SG&A:

The $12.5 million decrease in SG&A spending in fiscal 2008 compared to fiscal 2007 is primarily the result of the following: (i) decrease of $5.7 million in personnel related costs including a $3.7 million decrease primarily related to the reversal of previously recognized stock-based compensation expense due to the lower fair value of the stock appreciation rights, decrease of $1.3 million in salaries and management incentives, and decrease of $0.7 million in workers’ compensation costs; (ii) decrease of $5.5 million in non-cash corporate retirement benefit plan expenses primarily due to a reduction in the impact of amortizing prior years’ actuarial losses and the increase in the discount rate used to determine benefit obligations; and (iii) decrease of $1.3 million in other SG&A costs including a decrease of $1.1 million in legal related costs primarily related to vinyl chloride legal settlements in fiscal 2007 and a $0.2 million net decrease in other costs.

Securities and Exchange Commission
April 28, 2009

The $14.4 million decrease in SG&A spending in fiscal 2007 compared to fiscal 2006 is primarily the result of the following: (i) decrease of $10.9 million in non-cash corporate retirement benefit plan expenses primarily due to a reduction in the impact of amortizing prior years’ actuarial losses and the increase in the discount rate used to determine benefit obligations; and (ii) a $3.9 million decrease in legal and professional consulting costs primarily due to the proxy contest involving higher costs in fiscal 2006 related to the election of the Company’s directors, partially offset by a $0.4 million net increase in other SG&A costs.

Corporate Expenses:

Corporate and other expenses decreased to $16.2 million for fiscal 2008 compared to $19.7 million for fiscal 2007. The $3.5 million decrease is primarily the result of the following: (i) decrease of $5.7 million in personnel related costs including a $3.7 million decrease primarily related to reversal of previously recognized stock-based compensation expense due to the lower fair value of the stock appreciation rights, decrease of $1.3 million in salaries and management incentives, and decrease of $0.7 million in workers’ compensation costs; and (ii) decrease of $1.1 million in legal related costs primarily related to vinyl chloride legal settlements in fiscal 2007, partially offset by an increase of $3.3 million for estimated future environmental remediation obligations in fiscal 2008.

Critical Accounting Policies, page 47

Goodwill, page 49

7.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following:

•
You assess the reasonableness of your estimated fair value of the Aerospace and Defense reporting unit by evaluating the results of the discounted cash flow analysis in light of what investors are paying for similar interests in comparable aerospace and defense companies as well as the market value of the entire Company as of the valuation date. Please address whether this assessment of your fair value based on discounted cash flows were higher than the fair value based on comparable aerospace and defense companies and/or the market value of the entire Company and if so, please explain; and

•	To the extent your estimated fair value of the Aerospace and Defense reporting unit does not material exceed you carrying amount, please disclose these amounts and address the following:
•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
•	Better discuss your estimates and assumptions regarding the duration of the ongoing economic downturn and the period and strength of recovery; and
•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

The Company advises the Staff that it used the income approach employing the discounted cash flow method and the market approach employing the guideline company method in determining the fair value of the Aerospace and Defense reporting unit.  The fair value indication using the discounted cash flow methodology was approximately $360 million, which is slightly less than the market approach fair value indication of approximately $370 million.  The discounted cash flow fair value indication is higher than the market value of the entire Company as of the valuation date which is a result of the market value of the entire Company reflecting the fair value of the Aerospace and Defense reporting unit and the Company’s excess real estate assets undergoing the entitlement process, less the significant debt and post-retirement obligations of its parent company (GenCorp).

Securities and Exchange Commission
April 28, 2009

The Company advises the Staff that its estimated fair value for the Aerospace and Defense reporting unit gave equal weighting to the two approaches discussed above and resulted in a fair value indication of approximately $365 million.  This value exceeds the Company’s carrying value by approximately $110 million.

The Company respectfully refers the Staff to Note 1(i), on page 61, which contains additional disclosures of the Company’s policy on goodwill.  In future filings, the Company will include the expanded goodwill disclosure in the critical accounting policy section of the MD&A.

Financial Statements
2. Income (Loss) Per Share of Common Stock, page 70

8.
Please quantify the number of securities that could potentially dilute basic income (loss) per share of common stock in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to paragraph 40(C) of SFAS 128.

In accordance with the Staff’s comment, the Company will revise the earnings per share disclosure for future filings as presented below:

A reconciliation of the numerator and denominator used to calculate basic and diluted income (loss) per share of common stock (“EPS”) is presented in the following table:

	Year Ended November 30,
	2008	2007	2006
	(In millions, except per share amounts; shares in thousands)
Numerator for Basic and Diluted EPS
Income (loss) from continuing operations before cumulative effect of changes in accounting principles	$1.6	$41.1	$(39.0)
(Loss) income from discontinued operations, net of income taxes	(0.1)	27.9	2.4
Cumulative effect of changes in accounting principles, net of income taxes	—	—	(1.9)
Net income (loss) for basic earnings per share	1.5	69.0	(38.5)
Interest on contingent convertible subordinated notes	—	5.0	—
Net income (loss) available to common shareholders, as adjusted for diluted earnings per share	$1.5	$74.0	$(38.5)
Denominator
Basic weighted average shares	57,230	56,213	55,433
Effect of:
Contingent convertible subordinated notes	—	8,101	—
Employee stock options	17	190	—
Restricted stock awards	—	120	—
Diluted weighted average shares	57,247	64,624	55,433
Basic EPS:
Income (loss) per share from continuing operations before cumulative effect of changes in accounting principles	$0.03	$0.73	$(0.70)
Income per share from discontinued operations, net of income taxes	—	0.50	0.04
Loss per share from cumulative effect of changes in accounting principles, net of income taxes	—	—	(0.03)
Net income (loss) per share	$0.03	$1.23	$(0.69)
Diluted EPS:
Income (loss) per share from continuing operations before cumulative effect of changes in accounting principles	$0.03	$0.71	$(0.70)
Income per share from discontinued operations, net of income taxes	—	0.43	0.04
Loss per share from cumulative effect of changes in accounting principles, net of income taxes	—	—	(0.03)
Net income (loss) per share	$0.03	$1.14	$(0.69)

Securities and Exchange Commission
April 28, 2009

The following table sets forth the potentially dilutive securities excluded from the computation because their effect would have been anti-dilutive (in thousands):

	Year Ended November 30,
	2008	2007	2006
4% contingent convertible subordinated notes	8,101	—	8,101
5¾% convertible subordinated notes (1)	—	449	1,078
Employee stock options	1,077	329	343
Restricted stock awards	15	—	57
Total potentially dilutive securities	9,193	778	9,579
_________

(1)	The 5¾% convertible subordinated notes matured in April 2007.

The Company’s 2¼% convertible subordinated debentures were not included in the computation of diluted earnings per share because the market price of the common stock did not exceed the conversion price and only the conversion premium for these debentures is settled in common shares.

3. Balance Sheet Accounts and Supplemental Disclosure, page 71

c. Property, Plant and Equipment, page 72

9.
It appears that you do not allocate depreciation and amortization to costs of sales. In this regard, please revise your presentation on the face of your statements of earnings and throughout the filing to comply with SAB Topic 11:B.

In accordance with the Staff’s comment, the Company will disclose in future filings the cost of sales line item as “Cost of goods sold (exclusive of items shown separately below)” on the face of the Company’s statement of earnings.

14. Condensed Consolidating Financial Information, page 108

10.
If true, please confirm to us and revise your disclosures to clarify that your guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X. Please note that this definition is different than the term wholly-owned, as defined by Rule 1-02(aa) of Regulation S-X.

In accordance with the Staff’s comment, the Company will revise the disclosure in future filings to clarify that the guarantor subsidiaries are 100% owned.

Item 13. Certain Relationships and Related Transactions…, page 118

11.
We note that you incorporate the information required by this Item from your definitive proxy statement. Your definitive proxy statement does not appear to include the disclosure required by Item 404(b) of Regulation S-K. Please tell us and disclose the information required by Item 404(b) of Regulation S-K. Please refer to Question 130.06 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.

The Staff is advised that the Company has a policy for the review of transactions in which the Company is a participant, the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years and in which any of the Company’s directors or executive officers, or their immediate family members, has a direct or indirect material interest.  The Company’s Board of Directors is responsible for reviewing and approving all related party transactions involving the Company and any director, executive officer, other employee or family member thereof and the Company’s Chief Executive Officer is responsible for maintaining a list of all existing related person transactions.  The Company does not have a formal written policy, which sets forth its policies and procedures with respect to reviewing a related party transaction.  However, the Board of Directors will not approve any transaction unless the transaction has terms reasonably expected to benefit the Company and is no less favorable to the Company than if the related person transaction was with an unrelated party.  The Company will include this disclosure in future filings to reflect the foregoing.

Securities and Exchange Commission
April 28, 2009

The disclosure for future filings is presented below:

During fiscal 2008, the Company had a policy for the review of transactions in which the Company was a participant, the amount involved exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years and in which any of the Company’s directors or executive officers, or their immediate family members, had a direct or indirect material interest.  Any such related party transaction was to be for the benefit of the Company and upon terms no less favorable to the Company than if the related party transaction was with an unrelated party.  While this policy was not in writing during fiscal 2008, the Company’s Board of Directors was responsible for approving any such transactions and the Company’s Chief Executive Officer was responsible for maintaining a list of all existing related party transactions.  The Company had no transactions, nor are there any currently proposed transactions, in which the Company was or is to be a participant, where the amount involved exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at year end for the last two completed fiscal years, and any director, executive officer or any of their immediate family members had a material direct or indirect interest reportable under applicable SEC rules or that required approval of the Board of Directors under the Company’s related party transaction policy.

Signatures, page 125

12.
We note that your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer. Your annual report on Form 10-K must be signed by the registrant, and on behalf of the registrant by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for these functions (e.g., your chief financial officer) should sign the annual report and be designated on the signature page as your principal accounting officer. Please ensure that your filings are properly executed.

In accordance with the Staff’s comment, the Company will indicate each capacity in which an officer or director signs future filings.

Definitive Proxy Statement filed on March 2, 2009

Director Compensation, page 16
Equity Ownership Guidelines for Non-employee Directors, page 17

13.
We note that your directors have five years to meet the thresholds set forth in your equity ownership guidelines. Please disclose the then current status of your directors’ compliance with your equity ownership guidelines.

The Company advises the Staff that one Director, Mr. Lichtenstein, meets the $150,000 equity ownership guideline as of November 30, 2008. The table below shows the status of the directors as of November 30, 2008:

Securities and Exchange Commission
April 28, 2009

Name	Value of Equity Ownership(*)	Date of Election	Years as a Director
Thomas A. Corcoran	$ 3,933	09/24/08	**
James R. Henderson	11,440	03/05/08	**
Warren G. Lichtenstein	22,983,844	03/05/08	**
David A. Lorber	9,295	03/31/06	2
James H. Perry	6,435	05/16/08	**
Martin Turchin	6,435	03/05/08	**
Robert C. Woods	9,295	03/31/06	2

*     Value is based on the stock price on November 28, 2008 of $2.86.
**    Less than one year as a director.

The Company advises the Staff that it will disclose in its future filings the status of its directors’ compliance with the Company’s equity ownership guidelines.

Executive Compensation, page 24
Compensation Discussion and Analysis, page 25
Compensation Benchmarking, page 26

14.
We note that you use survey data provided by outside compensation consultants to set compensation levels for your named executive officers. This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. If you engage in benchmarking, please identify the benchmark and, if applicable, its components, including component companies, which should be identified by name. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

The Company advises the Staff that it does not believe it engages in benchmarking for purposes of Item 402(b)(2)(xiv).   As clarified by the Division of Corporate Finance in July 2008, “benchmarking” entails using compensation data about other companies as a reference point to base, justify or provide a framework for a compensation decision but does not include a situation in which a company simply reviews a broad-based third-party survey to obtain a general understanding of current compensation practices.  In setting executive compensation, the Compensation Committee evaluates the compensation practices of a broad range of companies and utilizes broad-based surveys prepared by third parties, including, among others, Towers Perrin (executive compensation database for annual revenue scope of $500 million to $1 billion), Hewitt & Associates (executive survey for annual revenue scope of $500 million to $1 billion), and Mercer Human Resource Consulting (executive survey for annual revenue scope of $500 million to $1 billion).  The Compensation Committee does not perform a peer group analysis using similar sized companies to determine executive compensation.  The Company believes the disclosure set forth in the Proxy Statement accurately describes the methods utilized by the Compensation Committee to set overall executive compensation.

Short-Term Compensation, page 27
Annual Cash Incentive Program, page 27

15.
When discussing the types of performance targets generally, as you have done on the second paragraph of this subsection, please clarify which of the target types apply to which subsets of your named executive officers. For example, it appears that the revenue performance targets applied only to those officers responsible for your Aerospace and Defense segment, however your introductory discussion suggests that revenue target could be applicable to all of your officers.

Securities and Exchange Commission
April 28, 2009

The Company advises the Staff that the earnings per share, cash flow, and various real estate objectives are the targets for the Company’s corporate officers.  Additionally, the revenue growth, segment performance, and cash flow objectives are the targets for the Company’s aerospace and defense officers.

The revised disclosure is presented below:

Second paragraph under Annual Cash Incentive Program on page 27:

In order to promote the Company’s strategic goals of improving financial performance and obtaining entitlements on the Company’s excess real estate, the Compensation Committee set performance targets for annual cash bonuses for our Named Executive Officers for fiscal year 2008.  These targets consist of earnings per share, cash flow, and various real estate objectives tied to the entitlement of our excess real estate for our Corporate officers and revenue growth, cash flow, and segment performance for our Aerospace and Defense officers.

Corporate Executives, page 28

16.
We note that undisclosed Real Estate segment milestones accounted of one-third of the maximum target opportunity. As these milestones appear to be material to an understanding of your compensation policies and decisions for your named executive officers, please provide us with these milestones and tell us why you excluded them from your public disclosure. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the objectives and the likelihood that the disclosure of the objectives would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

The Company advises the staff in future filings that it will expand its disclosures of compensation policies and objectives for its named executive officers. The objectives that were not disclosed were tied to obtaining entitlements and selling the Company’s excess real estate assets.  Accordingly, the Company summarized these objectives in the Proxy disclosure as such.  The Real Estate segment milestone targets were as follows:

Real Estate Segment Milestones	Maximum Target Opportunity	Was Target Met?
Obtain entitlement of certain parcels of land	60% of 33.33%	No
Obtain a revised utilities agreement	15% of 33.33%	No
Obtain an agreement on environmental related matters	10% of 33.33%	Yes (3% of the total 100% opportunity)
Obtain third party option agreement to purchase certain parcels of land by June 30, 2008	10% of 33.33%	No
Obtain third party option agreement to purchase certain parcels of land by November 30, 2008	5% of 33.33%	Yes (2% of the total 100% opportunity)
Total Opportunity	100% of 33.33%	5% of the total 100% opportunity

Securities and Exchange Commission
April 28, 2009

Summary Compensation Table, page 34

17.
In the “Options/SARs Awards” column, you appear to have reversed the FAS 123R expense for five of the named executive officers in a manner contemplated by our guidance in Question 119.11 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K. With a view toward future disclosure, please tell us why you reversed these expenses. In doing so, please address specifically any role played by the recent change of control that you experienced and any forfeitures that were triggered thereby or by other circumstances. If there were forfeitures, please address their impact on your statement in footnote two to the “Summary Compensation Table” that the amounts reflect costs without the impact of estimated forfeitures. Finally, please consider the extent to which this comment may apply to your “director Compensation” disclosure beginning on page 16, particularly footnote two to the “2008 Director Compensation Table,” as well as your “Long-Term Incentives” disclosure beginning on page 30.

The Company advises the Staff that it accounts for all equity awards in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.  The expenses that were reversed were related to cash settled stock appreciation rights (“SARs”).  These awards are similar to the Company’s employee stock options, but are settled in cash rather than in shares of common stock, and are classified as liability awards. Compensation cost for these awards is determined using a fair value method and remeasured at each reporting date until the date of settlement.  Due to the decline in the Company’s common stock price in fiscal 2008, the Company’s stock-based compensation related to SARs decreased significantly in fiscal 2008.  Furthermore, the Company advises the Staff that the summary compensation table only reflects the portion of the reversal to the extent of the previously expensed portion of awards that were reported in the prior year’s compensation tables. There were no actual forfeitures of SARs for the named executive officers in fiscal 2008.

The revised disclosure is provided below:

Footnote 2 of Director Compensation Table, page 18

(2) The amounts reported in these columns for each Director reflect the compensation costs for financial reporting purposes for fiscal year 2008 under Statement of Financial Accounting Standards (SFAS) No. 123(R) Share-Based Payment (“SFAS 123(R)”) without the impact of estimated forfeitures. A description of these awards can be found under the section entitled Long-Term Incentives (Equity-Based Compensation) on page 30.  According to SFAS 123(R), cash settled SARs awards are revalued to fair value at each reporting date until the date of settlement. Due to the Company’s common stock price decline in fiscal year 2008, the SARs’ fair value declined. The decrease in fair value is included in the table to the extent of the expense previously reported in the Director Compensation Table. A discussion of the assumptions used in calculating these values may be found in Note 9(c) in the audited financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2008.

Footnote 2 of Summary Compensation Table, page 34

(2) The amounts reported in these columns for each Named Executive Officer reflect the compensation costs for financial reporting purposes for the fiscal year under SFAS 123(R) without the impact of estimated forfeitures, rather than amounts paid to or realized by the Named Executive Officer for outstanding equity awards granted in and prior to fiscal year 2008. A description of these awards can be found under the section entitled Long-Term Incentives (Equity-Based Compensation) on page 30.  According to SFAS 123(R), cash settled SARs awards are revalued to fair value at each reporting date until the date of settlement. Due to the Company’s common stock price decline in fiscal year 2008, the SARs’ fair value declined. The decrease in fair value is included in the table to the extent of the expense previously reported in the Summary Compensation Table. A discussion of the assumptions used in calculating these values may be found in Note 9(c) in the audited financial statements in the Company’s Annual Report on Form 10-K for fiscal year 2008.

Securities and Exchange Commission
April 28, 2009

Outstanding Equity Awards at 2008 Fiscal Year End, page 37

18.
Please disclose the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end in a footnote to the applicable column where the outstanding award is reported. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

The Company advises the Staff that there was only one unvested stock award as of November 30, 2008 and in future filings it will provide the vesting dates of all outstanding awards held at future fiscal-year ends in a footnote to the applicable column where the outstanding award is reported. The revised disclosure is presented below:

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR END

The following table provides information for each of the Named Executive Officers regarding stock awards, SARs, and outstanding stock options held by the officers as of November 30, 2008.

	Option/SARs Awards				Stock Awards (1)
					Service-Based Equity Awards		Equity Incentive Plan Awards
Name	Number of Securities Underlying Unexercised Options/SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/SARs (#) Unexercisable (4)	Option/SARs Exercise price ($)	Option/SARs Expiration Year	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Current Executive Officers
Kathleen E. Redd
Restricted Stock					—	—	—	—
SARs	6,667	13,333	4.25	2018
	1,500	—	13.75	2017
	2,560	—	13.19	2016
	2,500	—	18.71	2015
Stock Options	2,666	—	9.29	2013
	1,333	—	10.85	2012

(4)	The vesting dates for Ms. Redd’s unvested SARs are as follows: 6,667 vest on October 28, 2009 and 6,666 vest on October 28, 2010.

As requested by the Staff, we are providing the following acknowledgements:
-	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
-	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary